UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ANTRIABIO, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

037230208

(CUSIP Number of Warrants’ Underlying Common Stock)

Nevan C. Elam

Chief Executive Officer

AntriaBio, Inc.

1450 Infinite Drive

Louisville, Colorado 80027

Phone: (303) 222-2128

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Michael L. Weiner
Anthony W. Epps
Dorsey & Whitney, LLP

1400 Wewetta Street, Suite 400

Denver, CO 80208

(303) 629-3400

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$17,766,988	$2,059.19

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend warrants to purchase an aggregate of 16,450,915 shares of common stock, consisting of outstanding warrants to purchase 16,450,915 shares of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015. The transaction value is calculated pursuant to Rule 0-11 using $1.08 per share of common stock, which represents the average of the high and low sales price of the common stock on December 12, 2016, as reported by the OTCQB operated by the OTC Markets Group.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction value by 0.0001159.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,059.19

Form or Registration Number: 005-86686

Filing Party: Antriabio, Inc.

Date Filed: December 15, 2016

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2016 (the “Schedule TO”), relating to an offer by AntriaBio, Inc. (the “Company”) to amend warrants to purchase an aggregate of 16,450,915 shares of the Company’s common stock at exercise prices ranging between $1.17 and $2.50 per share, issued to investors participating in the Company’s private placement financings with respect to which closings occurred on December 23, 2013, December 31, 2013, January 15, 2014, March 31, 2014, November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 1. Summary Term Sheet.

Item 4. Terms of the Transaction.

Items 1 and 4 of this Tender Offer Statement on Schedule TO are hereby amended and supplemented by adding the following: The representations and warranties of the holder as set forth in Section 8 of the Eligible Warrants the form of which are attached to this Tender Offer Statement on Schedule TO forth as Exhibits d(1), d(3) and d(4) were made as of the initial acquisition of those Eligible Warrants and speak on as of the date of issuance of the Eligible Warrants. In the event that you participate in this offer, those representations and warranties will not be brought down to the amendment date and will not apply to the amendment of the Eligible Warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ANTRIABIO, INC.

By:	/s/ Nevan C. Elam
Name:	Nevan C. Elam
Title:	Chief Executive Officer

Date: December 27, 2016

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(a)	Letter from Nevan C. Elam dated December 15, 2016 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(b)	Offer to Amend Certain Outstanding Warrants, dated December 15, 2016 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(c)	Election Form (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(d)	Withdrawal Form (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(e)	Accredited Investor Questionnaire (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(f)	Amendment to Warrants (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(g)	Addendum for Warrant Amendment Program (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(1)(h)	Form of Confirmation email/letter to warrantholders who Elect to Participate in the Warrant Amendment Program and Form of Confirmation email/letter to warrantholders who withdraw their Warrants from the Offer (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(5)(a)	Supplemental Company Information dated December 15, 2016 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(a)(5)(b)	Annual Report on Form 10-K for the year ended June 30, 2016 (as filed with the SEC on September 28, 2016 and incorporated herein by reference)

(a)(5)(c)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (as filed with the SEC on November 14, 2016 and incorporated herein by reference)

(a)(5)(d)	Post- Effective Amendment No. 3 on Form S-1 (File No. 333-196093), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)

(a)(5)(e)	Post- Effective Amendment No. 2 on Form S-1 (File No. 333-204434), which registers the resale of shares of common stock issuable upon the exercise of certain Eligible Warrants (as declared effective by the SEC on October 24, 2016 incorporated herein by reference)

(d)(1)	Form of Warrant for warrants dated December 23, 2013, December 31, 2014, and January 15, 2014 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(d)(2)	Form of Warrant for warrants dated March 31, 2014 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(d)(3)	Form of Warrant for warrants dated March 31, 2014 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(d)(4)	Form of Warrant for warrants dated November 28, 2014, December 31, 2014, February 18, 2015, February 23, 2015, March 31, 2015 and April 6, 2015 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)

(d)(5)	Subscription Agreement (incorporated herein by reference to the Company’s 8-K as filed with the SEC on January 16, 2014)

(d)(6)	Unit Subscription Agreement (incorporated herein by reference to the Company’s Form 8-K as filed with the SEC on April 1, 2014)

(d)(7)	Press Release issued on December 15, 2016 (incorporated herein by reference to the Company’s SC TO-I as filed with the SEC on December 15, 2016)